Rec'd 3/1/06

PB 3/22 *

06005421

SECUR[...]MISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38243

AB 3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prebon Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City	**New Jersey**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian Currie — **(201) 557-5096**
(Area Code - Telephone No.)

BEST AVAILABLE COPY

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*
SEC 1410 (06-02).

m 6/7

PREBON SECURITIES (USA) INC.

(S.E.C. I.D. No. 8- 38243)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2 of the Regulations
pursuant to Section 15C of the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Prebon Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of Prebon Securities (USA) Inc., (the "Company") as of December 31, 2005, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Prebon Securities (USA) Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

PREBON SECURITIES (USA) INC.

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 12,731,900
Cash segregated under federal regulations	14,000
Receivables from brokers, dealers, financial institutions and clearing organizations	3,088,300
Due from affiliates	7,727,700
Prepaid expenses	35,400
Income taxes receivable	183,300
Other assets	4,500
TOTAL ASSETS	$ 23,785,100

Liabilities and Stockholder's Equity

Payables to brokers, dealers, financial institutions and clearing organizations	$ 390,600
Accrued personnel costs	3,695,100
Accounts payable and accrued liabilities	78,600
Due to affiliates	579,300
Total liabilities	4,743,600
Stockholder's equity	19,041,500
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,785,100

See notes to statement of financial condition.

PREBON SECURITIES (USA) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION AND OPERATIONS

Prebon Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Prebon Yamane (USA) Inc. ("PY(USA)"), which is a wholly-owned subsidiary of Fulton Prebon Administrative Services LLC ("FPAS"). FPAS is a wholly-owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), formerly known as Collins Stewart Tullett Holdings Inc. ("CSTHI"), which is a 97.3% owned subsidiary of Tullett Prebon Limited, formerly known as Tullett Liberty Limited, which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST"), a United Kingdom public company.

The Company is a government securities broker-dealer registered with the Department of Treasury and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts on a riskless principal basis, as defined by the NASD, in arranging the acceptance and placement of government securities and repurchase agreements between banks, corporations and other financial institutions.

The Company cleared its transactions though the Fixed Income Clearing Corporation ("FICC") on a fully disclosed basis. Effective January 31, 2005, the Company ceased to be a member of the FICC. While the Company retains its account at GSCC, this account now falls under the umbrella membership of Tullett Liberty Brokerage Inc., an affiliated company. As a result of this change, the Company is no longer required to maintain a deposit of approximately $5 million with the FICC nor is it required to maintain liquid capital in excess of $10 million as described in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Securities transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Income Taxes—The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC. The Company files in New Jersey and may file in other states. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

Estimated Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $11,093,500, and other cash balances of $1,638,400. Short-term investments consist of money market funds held at one U.S. financial institution. These investments are recorded at cost plus accrued interest, which approximates fair value, and have varying maturity dates within one year. The other cash accounts are held on deposit at two U.S. financial institutions.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 2,978,300	$ -
Securities failed-to-deliver/receive	17,100	16,400
Clearing organizations	92,200	136,100
Other	700	238,100
	$ 3,088,300	$ 390,600

5. RELATED PARTY TRANSACTIONS

During the normal course of operations, the Company advances funds to PY(USA). At December 31, 2005, the Company had a net receivable of $2,702,400, relating to such advances and administrative charges.

Due from affiliates also include a receivable from Prebon Futures Inc. for $144,600, a receivable from Prebon Energy Inc. $170,700, a receivable from Prebon Financial Products Inc. for $394,800, and a receivable from TPHC for $4,315,200. These receivables are all non-interest bearing advances and are payable upon demand.

Due to affiliates include payables to Tullett Liberty Inc. for $15,800, and to FPAS for $563,500. These payables are non-interest bearing advances and are payable upon demand.

6. REGULATORY REQUIREMENTS

As a registered government securities broker-dealer and member of the NASD, the Company is subject to Part 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Rule"), which imposes certain capital requirements for registered government securities broker-dealers. The Rule provides that the Company must maintain minimum liquid capital, as defined, equal to the greater of 120% of total haircuts, as defined, or 100% of haircuts plus $100,000. At December 31, 2005, the Company had liquid capital before haircuts of $9,669,400, which exceeded requirements by $9,264,900. Total haircuts were $404,500.

The Company was required to maintain liquid capital in excess of $10 million as part of its membership with the FICC. However, the Company ceased membership on January 31, 2005, and is no longer subject to this requirement (see Note 1).

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

7. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age 21, is funded by contributions of its employees.

8. CONTINGENCIES AND COMMITMENTS

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2005, there were no pending legal actions against the Company.

Guarantees - In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2005, the Company has recorded no liabilities with respect to these obligations.

9. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2005.

With the exception of regulatory restrictions (see Note 6), there were no additional restrictions on the Company's ability to pay dividends.

10. MARKET AND CREDIT RISK

The Company's brokerage activities include execution of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an on-going basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the FICC. The GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2005, was approximately $238,444,800. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Prebon Securities (USA) Inc.
101 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of Prebon Securities (USA) Inc. (the "Company") for the year ended December 31, 2005, (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP